January 21, 2005


Via Fascimile (617-926-8691) and U.S. Mail

Stephen Korn, Esq.
Vice President and General Counsel
Ionics, Incorporated
65 Grove Street
Watertown, Massachusetts 02472-2882


Re:	Ionics, Incorporated
	Amendment No. 1 to Preliminary Schedule 14A filed January 14, 2005
	File No. 001-07211

Dear Mr. Korn:

      We have reviewed your response to our January 6, 2005 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interests of Certain Persons in the Merger - Page 6
1. Please clarify whether any of the arrangements were created since the beginning of discussions about the merger. Also, clarify whether presently anticipated actions will result in any payments under the severance agreements.

Ecolochem - Page 8
2. Clarify your disclosure to reconcile the 490,566 shares mentioned here with 19.2% mentioned on page 6. Tell us the number of parties to the agreement and how you secured the voting agreement consistent with the proxy rules. Also clarify who would vote the shares absent the voting agreement.

The Merger - Beginning on Page 18

3. Please expand your disclosure in response to comment 4 to describe why the board decided to engage two financial advisors (rather than one) and obtain two fairness opinions for this transaction (particularly in light of the fact disclosed in connection with comment 8 that the financial advisors did not provide independent financial analyses, but instead collaborated). Your revised disclosure should clarify how a second opinion contributed to management`s deliberations given that each advisor performed the same analysis.
4. Please expand your disclosure in response to the second sentence of comment 5 to clarify how the parties to the "arm`s length negotiations" determined the price to offer.

Opinions of Ionics`s Financial Advisors - Beginning on Page 21

5. We note your response to our prior comment 6. Supplementally tell us (i) how much compensation each financial advisor has received from
GE and its affiliates within the last two years and (ii) why you believe such information is not necessary for investors to understand your disclosure in context.

* * * * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Eduardo Aleman at (202) 824-5661 or me at
(202)
824-5697 with any questions.

Sincerely,


Russell Mancuso
Branch Chief

cc (via fax): Mark Burnett (617) 248-7100
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Stephen Korn, Esq.
Ionics, Incorporated
January 21, 2005
Page 1